EXHIBIT 99.1

Deloitte LLP 700, 850 - 2nd Street S.W. Calgary AB T2P 0R8 Canada

Tel: (403) 267-1700 Fax: (587) 774-5379 www.deloitte.ca

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-13962, 333-127943, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827 on Form S-8 and No. 333-190229 on Form F-10 of Canadian Pacific Railway Limited, and Registration Statement No. 333- 189815 on Form F-10 of Canadian Pacific Railway Company and to the use of our reports dated February 23, 2015 relating to the consolidated financial statements of Canadian Pacific Railway Limited and the effectiveness of Canadian Pacific Railway Limited’s internal control over financial reporting, appearing in this Annual Report on Form 40-F for the year ended December 31, 2014.

/s/ Deloitte LLP

Chartered Accountants

February 23, 2015